DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

October 14, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Registration Statement on Form S-1
Initially Filed on July 13, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 13, 2011, to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), initially filed by the Company with the Commission on July 13, 2011.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 7 to the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Cover Page

1.

Information on the cover page should be limited to information that is key to an investment decision. Please tell us why you have included the information about the stockholder that has expressed interest in purchasing your common stock in the

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offering. Further, please ensure that you have provided appropriate disclosure of this transaction and related lockup throughout your prospectus including the summary, the risk factors section, the selling stockholder section and the related party transactions section.

RESPONSE: As requested by the Staff, the Company has removed the reference to the expression of interest by Aisling Capital in purchasing shares of common stock in the offering. The Company has also supplemented the disclosure relating to Aisling Capital’s expression of interest throughout the prospectus, including the summary, the risk factors section, the selling stockholder section and the related party transactions section.

Our Business, Page 1

2.	We note your added disclosure regarding the other published clinical studies conducted by you and independent physicians. Based on the information you have previously provided, it is unclear why you believe it is appropriate to disclose that 92% of patients achieved noticeable aesthetic benefits. Please advise or revise. Also, please clarify whether each study involved more than 100 patients or the studies collectively involved more than 100 patients.

RESPONSE: In response to the Staff’s comment, the Company revised the disclosure in the first paragraph of the business section to specifically indicate that in certain clinical studies showed that patients achieved noticeable aesthetic benefits from CoolSculpting approximately 80% of the time. The Company also clarified the language to indicate that the published clinical studies involved more than 100 patients collectively.

Stock-Based Incentive Awards, page 110

3.	We note your added disclosure on page 112. Please revise the second bullet point to disclose the “internal and external factors” that you used to determine the number of options granted to Mr. Heagy and Ms. Newman.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure in the bullet regarding the stock options awarded to Mr. Heagy and Ms. Newman to clarify that the compensation committee considered market data as well as internal fair compensation practices in determining that each executive officer at the Vice President level (including Mr. Heagy and Ms. Newman) should be awarded stock options to purchase 136,237 shares of common stock in the aggregate.

Principal and Selling Stockholders, page 126

4.	We note that your added disclosure in the footnotes to the selling stockholders table assumes the exercise of options to purchase shares. Please expand your disclosure to identify when and how those options were acquired by each selling stockholder and disclose the exercise price of the options to be exercised.

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RESPONSE: In response to the Staff’s comment, the Company disclosed that the selling stockholders exercised their options for the shares to be sold in the offering on October 12, 2011. The Company also disclosed when and how the exercised options were acquired by each selling stockholder, the exercise price for the exercised options and confirmed that the selling stockholders paid such exercise price to the Company in cash.

Index to the Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

5.	Prior to going effective the audit report should be signed and unrestricted.

RESPONSE: As requested by the Staff, the audit report accompanying Amendment No. 7 is signed and unrestricted.

Exhibit 5.1

6.	We note your response to our prior comment 2. It is unclear why, in this firm commitment offering, you are permitting the selling stockholders to exercise their options “prior to completion of the offering” rather than prior to effectiveness. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company disclosed that the selling stockholders exercised their stock options on October 12, 2011. The 5.1 opinion has been revised accordingly to remove the exercise of the stock options as a condition to the opinion.

7.	Refer to the fifth paragraph of the opinion. Confirm that you will file an updated opinion prior to the time of effectiveness confirming that the shares are duly authorized.

RESPONSE: As requested by the Staff, the 5.1 opinion filed with Amendment No. 7 confirms that the shares being offered by the selling stockholders are duly authorized.

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Partner